

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Anthony K. McDonald
Chief Executive Officer
CEA Industries Inc.
385 South Pierce Avenue, Suite C
Louisville, CO 80301

> **Re: CEA Industries Inc.**
> **Registration Statement on Form S-1**
> **Filed September 22, 2022**
> **File No. 333-267561**

Dear Mr. McDonald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Hudders